UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Acorda Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title and Class of Securities)

00484M106

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,474,728
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,474,728

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,474,728
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.1%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 46,913,767 shares of Common Stock of Acorda Therapeutics, Inc. (the “Issuer”) outstanding as of February 20, 2018, based on information provided by the Issuer.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,474,728
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,474,728

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,474,728
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.1%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 46,913,767 shares of Common Stock of the Issuer outstanding as of February 20, 2018, based on information provided by the Issuer.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,474,728
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,474,728

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,474,728
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.1%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 46,913,767 shares of Common Stock of the Issuer outstanding as of February 20, 2018, based on information provided by the Issuer.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,474,728
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,474,728

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,474,728
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 18.1%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 46,913,767 shares of Common Stock of the Issuer outstanding as of February 20, 2018, based on information provided by the Issuer.

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on August 7, 2017, as amended by Amendment No. 1 filed on August 31, 2017. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 27, 2018, Scopia Capital and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the terms of the Cooperation Agreement, the Issuer agreed that effective the later of (x) five business days following their designation by Scopia Capital and (y) one week following the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”) if designated by Scopia Capital prior to such time, the Issuer’s Board and any applicable committee and subcommittee of the Board will take all necessary actions to: (i) increase the size of the Board from nine to 11 directors and, subject to certain director criteria in accordance with the Cooperation Agreement, immediately thereafter (ii) appoint one individual designated by Scopia Capital in writing to serve as a Class I director of the Issuer with a term expiring at the Issuer’s 2021 Annual Meeting of Stockholders (the “Scopia Class I Director”) and one individual so designated by Scopia Capital in writing to serve as a Class III director of the Issuer with a term expiring at the Issuer’s 2020 Annual Meeting of Stockholders (the “Scopia Class III Director”, and together with the Scopia Class I Director, the “Scopia Directors”). Unless as otherwise specified in the Cooperation Agreement, and subject to certain criteria described in the Cooperation Agreement, Scopia Capital shall be entitled to designate replacements for such Scopia Directors if there is a vacancy as a result of the removal or resignation of a Scopia Director. In addition, the Issuer agreed that the Board shall take all necessary actions to: (i) not increase the size of the Board if doing so would result in the Board having a number of members in excess of nine directors prior to the appointment of the Scopia Directors to the Board and 11 directors following the appointment of the Scopia Directors to the Board without Scopia Capital’s prior written consent; (ii) not change or seek to change the classes on which the Board members serve without Scopia Capital’s prior written consent or as necessary in connection with the nomination of directors at the Company’s 2019 Annual Meeting of Stockholders (provided that the Board will not move a Scopia Director from the class to which such Scopia director was appointed or reduce the number of Class II directors below four directors without Scopia’s prior written consent); (iii) hold the 2018 Annual Meeting no later than June 30, 2018; (iv) hold the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”) no later than June 30, 2019; and (v) nominate four individuals for election as Class II directors at the 2019 Annual Meeting. Further, pursuant to the Cooperation Agreement, the Board shall appoint each Scopia Director serving on the Board to any two committees of the Board of such Scopia Director’s choice, subject to such Scopia Director satisfying the qualification requirements set forth in the applicable committee charter, stock exchange and SEC rules regarding membership of such committee.

The Issuer’s and the Board’s obligations described above shall terminate immediately upon the occurrence of any of the following events: (i) submission by Scopia Capital to the Issuer of a notice of nomination for election to the Board in respect of directors not nominated by the Board during the Standstill Period (as defined below); (ii) Scopia Capital’s filing of a Proxy Statement on Schedule 14A with the SEC to solicit proxies with respect to the securities of the Issuer in opposition to any director nominated by the Board during the Standstill Period (as defined below); (iii) prior to January 1, 2019, Scopia Capital’s not voting in favor of the election of each director nominated by the Board or not voting against any shareholder nominations for election of directors not approved or recommended by the Board (other than any action approved by the Board, but voted against by a Scopia Director); and (iv) Scopia Capital (A) making or submitting a public proposal with respect to the Issuer during the Standstill Period (as defined below) or (B) forming, joining or being a member of a Section 13(d) group that makes or submits a public proposal with respect to the Issuer during the Standstill Period (as defined below). In addition, the Issuer and the Board will be relieved of the obligations described above in the event that Scopia Capital and its affiliates cease to beneficially own an aggregate net long position of at least 10% of the Issuer’s then outstanding Common Stock.

During the Standstill Period (as defined below), Scopia Capital agreed (among other customary matters) to not: (i) solicit proxies or consents for the election of individuals to the Board or approve stockholder proposals in opposition to the recommendation or proposal of the Board; (ii) form any Section 13(d) group other than with Scopia Capital affiliates or persons or entities previously disclosed in Scopia Capital’s Schedule 13D filing; (iii) other than in a Rule 144 open market sale where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell or agree to sell securities of the Issuer or derivative securities to any person or entity that, to Scopia Capital’s or its affiliates’ actual knowledge, would result in such person or entity having any beneficial or other ownership interest in the aggregate of more than 4.9% of the Issuer’s outstanding Common Stock or would increase the ownership interest of a person already having a greater than 4.9% beneficial or other ownership interest; (iv) effect or seek to effect any extraordinary corporate transaction involving the Issuer; (v) engage in any short sale or any purchase, sale or grant of any option or other derivative security that relates to or derives any significant part of its value from a decline in the market price of the Issuer’s securities; (vi) call or request the calling of any meeting of stockholders; (vii) seek representation on, or nominate any candidate to the Board except pursuant to the Cooperation Agreement; and (viii) seek the removal of any Board member.

The Issuer and Scopia Capital agreed that the standstill period (the “Standstill Period”) begins on the date of the Cooperation Agreement and ends on the earlier of (i) January 1, 2019 and (ii) the date that is 15 business days prior to the deadline for the submission of stockholder nominations of directors for the 2019 Annual Meeting. Notwithstanding the foregoing, the Standstill Period will terminate at such time as the Scopia Directors (or their successors) are no longer serving on the Board and, if applicable, Scopia Capital has notified the Issuer in writing that it will not seek to fill any such vacancies.

Further, until the earlier of (x) January 1, 2019 or (y) such time as the Scopia Directors (or their successors) are no longer serving on the Board and, if applicable, Scopia Capital has notified the Issuer in writing that it will not seek to fill any such vacancies, Scopia Capital agreed that it shall cause all shares of Common Stock beneficially owned, directly or indirectly, by it, or by any controlled Scopia Capital affiliate, to be present for quorum purposes and to be voted, at any annual or special meeting of stockholders, (i) in favor of each director nominated by the Board for election at such meetings and against any shareholder nominations for the election of directors not approved or recommended by the Board, (ii) in favor of the ratification of the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm and (iii) in accordance with the Board’s recommendations with respect to the Issuer’s “say-on-pay” proposal unless ISS and Glass Lewis recommend otherwise with respect to such “say-on-pay” proposal; provided, however, that Scopia Capital and its affiliates may vote their shares of Common Stock beneficially owned against any action at a stockholder meeting that was approved by the Board but voted against by a Scopia Director.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

On February 28, 2018, Scopia Capital and the Issuer jointly issued a press release to announce that they have entered into the Cooperation Agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. Subject to the limitations of the Cooperation Agreement, these actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein or previously disclosed in the Schedule 13D, as amended, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 46,913,767 shares of Common Stock of the Issuer outstanding as of February 20, 2018, based on information provided by the Issuer.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) There have been no transactions in shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Cooperation Agreement in Item 4 is incorporated by reference herein.

The Cooperation Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Cooperation Agreement, dated as of February 27, 2018, by and between Scopia Capital Management LP and Acorda Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 28, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 28, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich